

April 24, 2013

<u>Via E-mail</u>
Ronald F. Valenta
Chief Executive Officer
General Finance Corporation
39 East Union Street
Pasadena, California 91103

> **Re:** **General Finance Corporation**
> **Registration Statement on Form S-1**
> **Filed April 2, 2013**
> **File No. 333-187687**
>
> **Form 10-K for the Fiscal Year Ended June 30, 2012**
> **Filed September 17, 2012**
> **File No. 001-32845**

Dear Mr. Valenta:

We have reviewed your filings and have the following comments. We have limited our review of your registration statement to the issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

With respect to your registration statement, please respond to this letter by amending your registration statement and providing the requested information. With respect to your Form 10-K, please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-1</u>

<u>General</u>

1. Please revise the registration statement to include all information required by Form S-1, including filing the required exhibits, and complete all blanks in the registration statement, subject to applicable exemptions. Please also confirm to us your

understanding that we will require sufficient time to review such information before declaring the registration statement effective.

2. Please revise the registration statement to make any necessary conforming changes resulting from our comments on your Form 10-K for fiscal year ended June 30, 2012.

Forepart of Registration Statement

3. We note that you checked the box indicating that the offering will be pursuant to Securities Act Rule 415. Please tell us which paragraph of Rule 415(a)(1) you intend to rely on for the offering. If you intend for the offering to be pursuant to Rule 415, then please add the applicable undertakings required by Item 512(a) of Regulation S-K in Part II, Item 17 of the registration statement. If you do not intend for the offering to be pursuant to Rule 415, then please uncheck the aforementioned box.

The Offering, page 9

Ranking, page 10

4. Consistent with the disclosure you have provided in your risk factor on page 30, please quantify the amount of debt to which the Series C Preferred Shares ranks junior.

Underwriting, page 111

5. Please disclose the nature of the obligation of the underwriter(s) to take the Series C Preferred Shares. See Item 508(a) of Regulation S-K and the instruction thereto. If the underwriting arrangement is a "best efforts" arrangement, then please also include the disclosure required by Item 501(b)(8) of Regulation S-K on the prospectus cover page.

Item 17. Undertakings, page II-8

6. Please include the undertaking required by Item 512(a)(6) of Regulation S-K.

Form 10-K for the Fiscal Year Ended June 30, 2012

General

7. We note that you provide earnings releases for each quarter as well as a separate earnings release related to Royal Wolf within various Form 8-Ks. We also note that you have provided certain financial information in presentations to investors throughout the year. We note that included within these press releases and presentations are several measures that appear to be non-GAAP financial information. As examples, but not an exhaustive list, we note you have presented EBITDA, EBIT, Adjusted EBITDA, Adjusted EBITDA separately for Royal Wolf and Pac-Van, NPATA, NPAT, Trading EBITDA, and free

cash flow. Please tell us where you have defined each of these non-GAAP measures and any others presented and reconciled them to the most closely related GAAP measure. We only see where you have provided this information for Adjusted EBITDA at the consolidated level. Refer to Item 10(e)(1)(i) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include, as applicable, the information the Securities Act of 1933, all applicable Securities Act rules, the Securities Exchange Act of 1934, and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

In responding to our comment on the Form 10-K, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars at (202) 551-3348 or Jason Niethamer at (202) 551-3855 if you have questions regarding the comment on the Form 10-K. Please contact Charles Lee at (202) 551-3427 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Christopher A. Wilson